Exhibit 12.1

American Honda Finance Corporation and Subsidiaries

Calculation of Ratio of Earnings to Fixed Charges

(U.S. dollars in millions)

	Years ended March 31,
	2015	2014	2013
Earnings
Consolidated income before provision for income taxes	$1,552	$1,445	$1,652
Fixed Charges	584	641	810
Earnings	$2,136	$2,086	$2,462
Fixed Charges
Interest expense	$580	$637	$806
Interest portion of rental expense (1)	4	4	4
Total fixed charges	$584	$641	$810
Ratio of earnings to fixed charges	3.66x	3.25x	3.04x

(1)	One-third of all rental expense is deemed to be interest.